Exhibit 11.1

THE MIDDLETON DOLL COMPANY AND SUBSIDIARIES
COMPUTATION OF NET LOSS PER COMMON SHARE

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2007	2006	2007	2006
Net loss applicable to common shareholders	$(747,930)	$(330,658)	$(1,595,605)	$(1,462,241)

Determination of shares:
Weighted average common shares
outstanding (basic)	3,799,292	3,727,589	3,763,639	3,727,589
Assumed conversion of stock options	17,114	--	--	--

Weighted average common shares
outstanding (diluted)	3,816,406	3,727,589	3,763,639	3,727,589

Basic and diluted loss per share	$(0.20)	$(0.09)	$(0.42)	$(0.39)